# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: MERCER INTERNATIONAL INC., CIK 0001333274
CUSIP: 588056101
Title of class of securities: Common Stock, par value $1.00 per share
Address of issuer's principal executive offices: 700 WEST PENDER STREET, SUITE 1120, VANCOUVER, British Columbia Canada (A1), V6C 1G8
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0000902664-24-001620
Filed by CIK 0001771944

## Reporting persons
- Boundary Creek Advisors LP: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 3,981,773; sole dispositive power 0; shared dispositive power 3,981,773; aggregate amount beneficially owned 3,981,773 (6% of the class)
- Peter Greatrex: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 3,981,773; sole dispositive power 0; shared dispositive power 3,981,773; aggregate amount beneficially owned 3,981,773 (6% of the class)

## Item 1. Issuer
Name of issuer: MERCER INTERNATIONAL INC.
Address of issuer's principal executive offices: Suite 1120, 700 West Pender Street Vancouver, British Columbia Canada V6C 1G8

## Item 2. Person Filing
Name of person filing:
This statement is filed by:

(i) Boundary Creek Advisors LP (the "Investment Manager"), a Delaware limited partnership, and the investment adviser to Boundary Creek Master Fund LP (the "Boundary Creek Fund"), with respect to the shares of common stock, par value $1.00 per share (the "Common Stock") of Mercer International Inc. (the "Company") directly held by the Boundary Creek Fund; and

(ii) Mr. Peter Greatrex ("Mr. Greatrex"), the managing member of Boundary Creek Partners LLC, the general partner of the Investment Manager, with respect to the shares of Common Stock directly held by the Boundary Creek Fund.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons."

The filing of this statement should not be construed as an admission that any of the foregoing persons or any Reporting Person is, for the purposes of Section 13 of the Securities Exchange Act of 1934, the beneficial owner of the shares of Common Stock reported herein.
Address of principal business office or, if none, residence: The address of the business office of each of the Reporting Persons is 340 Madison Avenue, 12th Floor, New York, NY 10173.
Citizenship: The Investment Manager is a Delaware limited partnership. Mr. Greatrex is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
The information required by Item 4(a) is set forth in Row 9 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

The percentage set forth in this Schedule 13G is calculated based upon an aggregate of 66,870,774 shares of Common Stock outstanding as of February 18, 2025, as reported in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed with the Securities and Exchange Commission on February 20, 2025.
Percent of class: 6.0%
Sole power to vote or to direct the vote: The information required by Item 4(c)(i) is set forth in Row 5 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by Item 4(c)(ii) is set forth in Row 6 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by Item 4(c)(iii) is set forth in Row 7 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by Item 4(c)(iv) is set forth in Row 8 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: See Item 2(a). The Boundary Creek Fund has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported herein.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Boundary Creek Advisors LP: /s/ David O'Mara, David O'Mara, General Counsel & Chief Compliance Officer, By: Boundary Creek Partners LLC, General Partner (05/13/2025)
- Peter Greatrex: /s/ Peter Greatrex, Peter Greatrex, Individually (05/13/2025)